FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2007

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Press Release:	“Syngenta corn rootworm insect trait stack approved by US EPA”

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Item 1

Syngenta International AG Media Office CH-4002 Basel Switzerland Telephone: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com

Media Release

Syngenta corn rootworm insect trait stack approved by US EPA

Basel, Switzerland, January 25, 2007

Syngenta announced today that the US Environmental Protection Agency (EPA) has approved the stacked combination of its new corn rootworm trait with its European corn borer trait. This approval also enables Syngenta to launch its triple stacked corn that includes glyphosate tolerance. The double stack, AgrisureTM CB/RW, will be available in limited quantities for the 2007 growing season and the triple stack, Agrisure GT/CB/RW will be available for 2008.

“The approval of the stacked insect traits marks another milestone in our strategy to offer a highly competitive portfolio of proprietary biotech products to growers in the world’s largest corn market,” says Mike Mack, Chief Operating Officer of Syngenta Seeds. “As we scale up hybrid production over the next two seasons, this will enable Syngenta to drive growth and market share into the next decade.”

This registration follows the first EPA approval for the corn rootworm resistant trait in October 2006. The stacks will be available to US growers in various combinations through elite hybrids from Garst®, Golden Harvest® and NK® in addition to single trait offerings. Syngenta also plans to offer the single and stacked traits for use in other leading seed brands through its GreenLeaf Genetics joint venture. USDA authorization to ship the double stack trait is expected for the 2007 growing season.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2005 were approximately $8.1 billion. Syngenta employs some 19,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

Media Enquiries:	Médard Schoenmaeckers (Switzerland)	+41 61 323 2323
	Sarah Hull (US)	+1 202 628 2372
	Andrew Coker (UK)	+44 1344 414 503

Analysts/Investors:	Jonathan Seabrook	+41 61 323 7502
+1 202 737 6520
	Jennifer Gough	+41 61 323 5059
+1 202 737 6521

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – January 25, 2007 / Page 1 of 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	January 25, 2007	By:	/s/ Christoph Mäder

			Name:	Christoph Mäder
			Title:	Head Legal & Taxes